Adam Quirk
Cofounder / Builder
Bloomington, Indiana, United States

Summary
A jack of all trades is a master of none, but oftentimes better than a master of one.

Experience

Adam C Quirk
Strategic Advisor
January 2020 - Present (3 years 3 months)
Remote
Here are some business-related things I like to think about and work on:
↳ Biz dev
↳ Big picture strategy
↳ Preparing to exit
↳ Product development
↳ Crowdfunding and creative project funding
And here are some personal things:
↳ The meaning of life
↳ The future of work
↳ The future of humanity
↳ Balancing technology and nature

Cardinal Spirits LLC
CEO
March 2011 - Present (9 years 11 months)
Bloomington, Indiana Area

I am co-founder of the first craft spirits distillery in Bloomington, Indiana. We started the company from a shared passion for craft spirits and American manufacturing. We also wanted to create meaningful employment for ourselves and others - a place that values entrepreneurial thinking and encourages creativity. Since launching we've grown to distribute in 12 different states and employ over 50 hard-working people.

Cardinal Copacking
CEO
December 2014 - Present (8 years 4 months)
Bloomington, Indiana Area

Gasmedix
Board Member
January 2020 - January 2022 (2 years 1 month)
Indiana, United States

I began working with GasMedix as business consultant in 2020. The founder (my Dad) had been in the medical gas industry since 1982 and was considering options for how to exit day-to-day operations. In the two years I worked with him, I helped my dad systemize processes that he was handling, coached his COO to become more self-sufficient, and helped the team grow top and bottom lines significantly. In December 2021 we sold the company to a strategic acquirer and my dad was able to retire comfortably, leaving the team he built in excellent hands.

Self-employed
Book Author
January 2019 - May 2021 (2 years 5 months)

I wrote a short book about the meaning of life called "Five Meanings". It is a distillation of my thoughts on how to find meaning through building things - especially companies. I wrote it in 2019, spent most of 2020 editing it, and published it on my 42nd birthday in May 2021:
https://www.amazon.com/Five-Meanings-short-about-meaning-ebook/dp/
B092WWNYQC

Cheddar
Chief Marketing Officer
May 2011 - April 2013 (2 years)

I oversaw marketing and sales, and helped guide product development towards our market segments. I also handled social media and advertising, and made the occasional awesome video.

SproutBox
Marketing Director
October 2010 - May 2011 (8 months)

I helped companies make money. SproutBox is a technology incubator that builds applications for web startups in exchange for equity. My position was created to help the founders of these portfolio companies determine effective marketing and customer acquisition strategies, as well as implement tactics.

Collective Context
Director of Technology, CD of Video, Co-Founder
May 2009 - October 2010 (1 year 6 months)
Brooklyn, New York, United States

We helped agencies (Advertising, PR, Events, Consulting, Dev Shops etc.), Start-ups, and some pretty large companies navigate the digital space. We provided Strategy, Design, UX, Technology, and Marketing Services. Depending on the need, we provided an end-to-end team to get a project off the ground, or a couple of key players to fill the gaps on a team. We worked with startups like Uber before they were public, as well as larger corporations like Trojan, Cointreau, Talbots, HBO, and more.

MallTalent
Vice President
April 2008 - January 2009 (10 months)

I built and launched an integrated entertainment and marketing platform in the form of a modular video performance kiosk. Think “Youtube meets American Idol in the Mall”. I managed all operations: information technology, audio/video technology, audio/video production, staffing, marketing materials, web site build, site deployment and maintenance.

Wreck & Salvage
Co-Founder/Producer
November 2006 - 2009 (3 years)

Wreck & Salvage is a joint effort with two other independent video producers and myself. We produce a weekly video podcast featuring original comedy and entertainment videos and animations. We take turns producing the weekly video, which includes the responsibilities of editing, compressing, and uploading the show to our hosting server and several other video-sharing communities. I developed the web site wreckandsalvage.com using Wordpress, PHP, XHTML/CSS, and some Javascript. I hacked Wordpress to generate different RSS 2.0 compliant feeds for each of our 3 media formats.

The PAN
CEO/Producer
May 2005 - November 2006 (1 year 7 months)

I built The PAN from the ground up with my business partner Mica and an incredible video production team. Nowadays I spend my time making videos, working on promoting The PAN, and freelancing in video editing and HTML/CSS site design and development.

New York Consulting Group, Inc
Web Developer
February 2004 - April 2006 (2 years 3 months)

I launched and maintained web video sites and blogs for two multi-millionpageview female fitness websites. I was responsible for all phases of video deployment including: shooting, editing, compressing, and publishing. I structured our sites to deliver videos and other media to customers via RSS 2.0 with enclosures (now MediaRSS). This garnered us a foothold in the

iTunes Store before many people knew what podcasts were, and allowed us to become the most popular fitness podcast when iPods became popular.

ARS Group
Graphic Designer
2003 - 2003 (less than a year)

I developed advertising research graphics for Fortune 500 companies, edited video with FCP and Premiere, laid out materials for print in QuarkXpress, and maintained an extensive tape library. A new PDF compression process I developed saved the company $18,000 annually, and my introduction of Photoshop action sets streamlined the processes of the graphics department.

Education

Ball State University
Sociology, Computer Science, Rock and Roll, Hunter
Thompson · (1997 - 2002)